Exhibit 99.1

858 Beatty Street Suite 501 Vancouver, B.C. Canada V6B 1C1 Phone: (604) 895-2700 www.westfraser.com

NEWS RELEASE

WEST FRASER TIMBER CO. LTD.

Tuesday, November 30, 2021

West Fraser Provides Operational Update

Vancouver, B.C.—West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) announced today that in response to the flooding situation in British Columbia it is providing the following update on operating conditions and does not anticipate providing another update ahead of its annual and fourth-quarter earnings release scheduled for February 15, 2022.

Operational Update

In recent weeks, severe weather and flooding in B.C. has caused transportation disruptions to rail and truck routes, including limiting access to ports for overseas shipments. In the second half of November, following the weather event that led to road and rail closures, the Company’s western Canadian lumber weekly shipments have declined by approximately 25%-30%. In addition, our pulp shipments to the port of Vancouver, from where the majority of our export pulp ships, have averaged less than 20% of normal volumes. While West Fraser is utilizing alternative transportation routes and methods to the extent they are available to continue servicing customers, the magnitude and duration of the impact from current weather events remains uncertain. Therefore, West Fraser has reduced operating schedules at multiple western Canadian locations and will continue to make such adjustments as necessary in order to manage inventory levels, raw material supplies and our integrated fibre supply chain. At the current time, it is not possible to estimate when full transportation services will resume or when the backlogs resulting from the interruptions will be cleared.

The Company

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials.

Forward-Looking Statements

This news release contains forward-looking information or forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws, including reductions to operating schedules, future production adjustments, the availability of alternative transportation routes, and restoration of transportation services, including elimination of shipment backlogs. Any such forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends and current conditions. Readers should also refer to the risk factors set forth in the Company’s annual information form and management’s discussion and analysis for the year ended December 31, 2020, each dated February 11, 2021, available at SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml). There can be no assurance that the plans, intentions or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders.

For More Information

West Fraser Investors:

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com

West Fraser Media:

Heather Colpitts

Director, Corporate Affairs

Tel. (416) 643-8838

shareholder@westfraser.com